                                               Filed Pursuant to Rule 424(b)(3)
                                                     Registration No. 333-67013


PROSPECTUS SUPPLEMENT

(To Prospectus dated November 10, 1998)

                               20,000,000 Shares

                                  Safeway Inc.

                                  COMMON STOCK
[SAFEWAY LOGO]

                            ------------------------

     The selling stockholders are offering all of the shares, which include 17,014,690 presently outstanding shares and 2,985,310 shares which will be issued upon the exercise of outstanding warrants.

                            ------------------------

 Safeway Inc.'s common stock is listed on the New York Stock Exchange under the symbol "SWY."
   On November 12, 1998, the reported last sale price of the common stock on the New York Stock Exchange was $55 per share.

                            ------------------------

The underwriters have agreed to purchase the shares from the selling stockholders at the closing price of the common stock on the New York Stock Exchange on November 12, 1998 less $.4125 per share. Based on the reported closing price of $55 per share for the common stock on the New York Stock Exchange on November 12, 1998, the aggregate proceeds to the selling stockholders (including $1,492,655 to be paid to the Company representing the exercise price of warrants for 2,985,310 shares at $.50 per share) will be $1,091,750,000.

The underwriters will offer the shares to the public in one or more transactions at prevailing market prices or at negotiated prices.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on November 17, 1998.
                            ------------------------

MORGAN STANLEY DEAN WITTER
           GOLDMAN, SACHS & CO.
                        MERRILL LYNCH & CO.
                                   WARBURG DILLON READ LLC

November 12, 1998

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                              PAGE
                                                              ----
Underwriters................................................  S-3
Legal Matters...............................................  S-4

                                   PROSPECTUS

                                                              PAGE
                                                              ----
Where You Can Find More Information.........................    2
Disclosure Regarding Forward-Looking Statements.............    4
The Company.................................................    5
The Selling Stockholders....................................    7
Description of Capital Stock and Warrants...................    9
Use of Proceeds.............................................   10
Plan of Distribution........................................   10
Legal Matters...............................................   11
Experts.....................................................   11

                                  UNDERWRITERS

     Under the terms and subject to the conditions contained in an Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), the underwriters named below have severally agreed to purchase, directly or through the exercise of warrants, and the selling stockholders have severally agreed to sell to them, the respective number of shares of the Company's common stock set forth opposite the names of such underwriters below:

                                                               NUMBER OF
                            NAME                                SHARES
                            ----                              -----------
Morgan Stanley & Co. Incorporated...........................    9,000,000
Goldman, Sachs & Co.........................................    4,000,000
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................    4,000,000
Warburg Dillon Read LLC.....................................    3,000,000
                                                              -----------
          Total.............................................   20,000,000
                                                              ===========

     The Underwriting Agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock (directly or through the purchase and exercise of warrants) offered hereby if any such shares are taken. With respect to shares of common stock obtained upon the purchase and exercise of warrants, the underwriters will remit the exercise price of the warrants to the Company.

     The underwriters may sell all or a substantial portion of the shares of common stock in one or more transactions (which may involve block transactions) on the New York Stock Exchange (the "NYSE") or on other national securities exchanges on which the common stock is traded, in negotiated transactions or otherwise. The underwriters may also distribute shares of common stock from time to time in special offerings, exchange distributions and/or secondary distributions pursuant to and in accordance with the rules of the NYSE or other exchanges, in the over-the-counter market, in negotiated transactions through the writing of options on the shares of common stock (whether such options are listed on an options exchange or otherwise), or in a combination of such methods at prevailing market prices, at prices related to prevailing market prices or at negotiated prices. The underwriters may execute such transactions by selling shares of common stock to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or the purchasers of such shares of common stock for whom they may act as agents or to whom they may sell as principal.

     In connection with the sale of the shares of common stock, the underwriters will receive compensation in the form of commissions or discounts and may receive compensation from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal in the form of commissions or discounts, in each case in amounts which will not exceed those customary in the types of transactions involved. The underwriters and dealers that participate in the distribution of the shares of common stock may be deemed to be underwriters, and any discounts received by them from the selling stockholders and any compensation received by them on resale of the shares of common stock by them may be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended.

     In order to facilitate the offering of the common stock, the underwriters may over-allot in connection with the offering, creating a short position in the common stock for their own account. In addition, to cover over-allotments, the underwriters may bid for, and purchase, shares of common stock in the open market. These activities may maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end these activities at any time.

     The warrants being purchased by the several underwriters from SSI Equity Associates, L.P. will be purchased at the closing price of the common stock on the New York Stock Exchange on November 12, 1998 less $.4125 per underlying share less the exercise price of $.50 per share for each such warrant. The underwriters will immediately exercise such warrants by paying the Company the aggregate exercise price of the warrants, and will include in the offering the 2,985,310 shares of common stock issued upon such exercise.

     The Company, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

                                 LEGAL MATTERS

     Latham & Watkins of San Francisco, California, and Michael C. Ross, our General Counsel, will issue an opinion about certain legal matters with respect to the common stock and warrants for Safeway and the selling stockholders. Certain partners of Latham & Watkins, members of their families, related persons and others, have an indirect interest, through limited partnerships, in less than 1% of our common stock. These persons do not have the power to vote or dispose of such shares of common stock. Michael C. Ross holds common stock and options to purchase common stock which in the aggregate constitute less than 1% of our common stock. Brown & Wood LLP of San Francisco will act as counsel for the underwriters.

PROSPECTUS

                                  SAFEWAY INC.
                       20,000,000 SHARES OF COMMON STOCK
                          ($0.01 PAR VALUE PER SHARE)

     This prospectus relates to the offer and sale of up to 20,000,000 shares of common stock, par value $0.01 per share, of Safeway Inc., a Delaware corporation. This prospectus also relates to the offer and sale of up to 2,985,310 warrants to purchase common stock and the issuance and sale of 2,985,310 shares of common stock upon the exercise of the warrants. All of the common stock and warrants being registered may be offered and sold from time to time by certain of our stockholders. See "The Selling Stockholders" and "Plan of Distribution." Such shares of common stock include 17,014,690 presently outstanding shares and 2,985,310 shares to be issued upon the exercise of outstanding warrants. We will not receive any proceeds from the sale of the common stock or warrants by the selling stockholders other than $1,492,655 representing the exercise price of the warrants.

     Our common stock is traded on the New York Stock Exchange under the symbol "SWY." On November 6, 1998, the last reported sale price for our common stock was $50.00 per share.

                            ------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               November 10, 1998

     We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this Prospectus and any Accompanying Supplement to this Prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this Prospectus or any Accompanying Prospectus Supplement as if we had authorized it. This Prospectus and any Accompanying Supplement to this Prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor do this Prospectus and any Accompanying Supplement to this Prospectus constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The information contained in this Prospectus and any Supplement to this Prospectus is accurate as of the dates on their covers. When we deliver this Prospectus or a Supplement or make a sale pursuant to this Prospectus, we are not implying that the information is current as of the date of the delivery or sale.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Where You Can Find More Information.........................    2
Disclosure Regarding Forward-Looking Statements.............    4
The Company.................................................    5
The Selling Stockholders....................................    7
Description of Capital Stock and Warrants...................    9
Use of Proceeds.............................................   10
Plan of Distribution........................................   10
Legal Matters...............................................   11
Experts.....................................................   11

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). You can inspect and copy these reports, proxy statements and other information at the public reference facilities of the Commission, in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; 7 World Trade Center, Suite 1300, New York, New York 10048; and Suite 1400, Citicorp Center, 500 W. Madison Street, Chicago, Illinois 60661-2511. You can also obtain copies of these materials from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. The Commission also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission (http://www.sec.gov). You can inspect reports and other information we file at the office of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

     We have filed a registration statement and related exhibits with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). The registration statement contains additional information about us and our common stock. You may inspect the registration statement and exhibits without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and you may obtain copies from the Commission at prescribed rates.

     The Commission allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference the following documents we filed with the Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"):

     - Annual Report on Form 10-K for the year ended January 3, 1998 (including information specifically incorporated by reference into our Form 10-K from our 1997 Annual Report to Stockholders and Proxy Statement for our 1998 Annual Meeting of Stockholders) and Form 10-K/A filed March 10, 1998;

     - Quarterly Reports on Form 10-Q for the quarters ended March 28, 1998, June 6, 1998 and September 12, 1998;

     - Current Reports on Form 8-K filed on July 15, 1998, October 19, 1998 and November 9, 1998;

     - Description of our common stock contained in our registration statement on Form 8-A filed with the Commission on February 20, 1990, including the amendment on Form 8 dated March 26, 1990; and

     - All documents filed by us with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the offering the common stock thereby is stopped (other than those portions of such documents described in paragraphs (i), (k), and
       (l) of Item 402 of Regulation S-K promulgated by the Commission).

     You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

                               Investor Relations
                                  Safeway Inc.
                           5918 Stoneridge Mall Road
                          Pleasanton, California 94588
                                 (925) 467-3790

     You should rely only on the information incorporated by reference or provided in this prospectus and any supplement. We have not authorized anyone else to provide you with different information.

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus, including the documents that we incorporate by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Such statements relate to, among other things, capital expenditures, cost reduction, cash flow and operating improvements and are indicated by words or phrases such as "anticipate," "estimate," "plans," "projects," "continuing," "ongoing," "expects," "management believes," "the Company believes," "the Company intends," "we believe," "we intend" and similar words or phrases. The following factors are among the principal factors that could cause actual results to differ materially from the forward-looking statements:

     - general business and economic conditions in our operating regions, including the rate of inflation/deflation, population, employment and job growth in our markets;

     - pricing pressures and other competitive factors, which could include pricing strategies, store openings and remodels;

     - results of our programs to reduce costs;

     - the ability to integrate any companies we acquire and achieve operating improvements at those companies;

     - relations with union bargaining units;

     - issues arising from addressing year 2000 information technology issues;

     - opportunities or acquisitions that we pursue;

     - conditions to the acquisitions of Dominick's Supermarkets, Inc. and Carr-Gottstein Foods Co., including regulatory approval, which could affect the timing of or ability to complete these acquisitions; and

     - the availability and terms of financing.

     Consequently, actual events and results may vary significantly from those included in or contemplated or implied by such statements.

                                  THE COMPANY

     We are currently the second largest food and drug chain in North America (based on sales), with 1,381 stores at September 12, 1998. There have been several previously announced mergers or acquisitions in the food retailing business, including acquisitions we are making and those of our competitors. After the completion of these transactions, we expect to be the third largest food and drug chain in North America. Our U.S. retail operations are located principally in northern California, southern California, Oregon, Washington, Colorado, Arizona and the Mid-Atlantic region. Our Canadian retail operations are located principally in British Columbia, Alberta and Manitoba/Saskatchewan. In support of our retail operations, we have an extensive network of distribution, manufacturing and food processing facilities.

     In April 1997, we completed a merger with The Vons Companies, Inc. ("Vons") pursuant to which we issued 83.2 million shares of our common stock for all of the shares of Vons common stock that we did not already own. We also hold a 49% interest in Casa Ley, S.A. de C.V. which, as of September 12, 1998, operated 75 food and general merchandise stores in western Mexico.

     Our principal executive offices are located at 5918 Stoneridge Mall Road, Pleasanton, California 94588, and our telephone number is (925) 467-3000.

RECENT DEVELOPMENTS

     Dominick's Acquisition. On October 13, 1998, we signed a definitive agreement to acquire all of the outstanding shares of Dominick's Supermarkets, Inc. ("Dominick's") for $49 cash per share, or a total of approximately $1.2 billion. At August 8, 1998, Dominick's had outstanding approximately $646 million of debt, most of which we will repay in connection with that transaction.

     Dominick's operates 111 stores in the greater Chicago metropolitan area and had fiscal 1997 revenues of $2.6 billion. Dominick's also owns and operates two primary distribution facilities and a dairy processing plant.

     We commenced a cash tender offer for all of Dominick's outstanding shares on October 19, 1998, and that tender offer is currently set to expire on November 16, 1998. Affiliates of The Yucaipa Companies and Apollo Advisors, L.P. that own approximately 41% of the outstanding shares have agreed to tender their shares in the tender offer and have granted us options to buy their shares at $49 cash per share upon termination of the definitive agreement in certain circumstances. Following the successful completion of the tender offer, the definitive agreement provides that a wholly owned subsidiary of Safeway will be merged with Dominick's, with Dominick's surviving as our wholly owned subsidiary.

     The acquisition of Dominick's is subject to a number of conditions, including the valid tender in the tender offer of a majority of Dominick's outstanding shares (determined on a fully diluted basis, excluding shares issuable upon exercise of a warrant held by The Yucaipa Companies), the receipt of certain regulatory approvals and other customary closing conditions. Although we cannot assure you that all of these conditions will be satisfied or waived, we believe we will complete the transaction before the end of 1998.

     Carr-Gottstein Acquisition. On August 6, 1998, we signed a definitive agreement to acquire all of the outstanding shares of Carr-Gottstein Foods Co. ("Carr-Gottstein") for $12.50 per share, or a total of approximately $110 million, in a cash merger transaction. In addition, at June 28, 1998, Carr-Gottstein had outstanding approximately $224 million of debt, substantially all of which we will repay in connection with that transaction.

     Carr-Gottstein is the leading food and drug retailer in Alaska, with 49 stores (including liquor and tobacco stores) primarily located in Anchorage, as well as Fairbanks, Juneau, Kenai and other Alaska communities. Carr-Gottstein is Alaska's highest-volume alcoholic beverage retailer through its chain of 17 wine and liquor stores operated under the name Oaken Keg Spirit Shops. Carr-Gottstein also operates seven specialty tobacco stores under the name The Great Alaska Tobacco Company. In addition, Carr-Gottstein's vertically integrated organization includes freight transportation operations and a full-line food warehouse and distribution center.

     The definitive agreement requires Carr-Gottstein to call a special meeting of its stockholders where they will be asked to approve the merger of one of our wholly owned subsidiaries with Carr-Gottstein, with Carr-Gottstein surviving as our wholly owned subsidiary. An affiliate of Leonard Green & Associates owns approximately 35% of the outstanding shares and has agreed to vote its shares in favor of the transaction. Upon completion of the merger, each outstanding Carr-Gottstein share will be converted into the right to receive $12.50 in cash.

     The acquisition of Carr-Gottstein is subject to a number of conditions, including the approval of a majority of Carr-Gottstein's outstanding shares, receipt of certain regulatory approvals and other customary closing conditions. Safeway and Carr-Gottstein have received a request for additional information from the Federal Trade Commission, and we and Carr-Gottstein are in the process of compiling information in response to this request. In late October 1998, an Alaska consumer group and five individuals filed a purported class-action lawsuit in Alaska state court seeking an injunction to prevent our merger with Carr-Gottstein. We and Carr-Gottstein believe the lawsuit is without merit and intend to defend the lawsuit vigorously. Although we cannot assure you that all of these conditions to the merger will be satisfied or waived, or that this lawsuit will be resolved to our satisfaction, we believe we will complete the transaction in early 1999.

     Financing the Acquisitions. We intend to finance the acquisitions of Dominick's and Carr-Gottstein with a combination of bank borrowings and commercial paper proceeds. On November 9, 1998, we closed the public offering of $1.4 billion in aggregate principal amount of debt securities. We used most of the proceeds of that offering to repay outstanding indebtedness under our commercial paper program and our bank credit agreement.

     After we complete these acquisitions, we will operate more than 1,500 stores in 19 states, the District of Columbia and five Canadian provinces. We intend to continue to focus on three key priorities, (1) controlling costs, (2) increasing sales and (3) improving capital management, to enhance the performance of our operations, including the operations of Dominick's and Carr-Gottstein.

     Our sales and net income for 1997 were $22.5 billion and $557.4 million, respectively. Dominick's had 1997 revenues of $2.6 billion, and Carr-Gottstein's 1997 revenues were $589 million.

     Other Acquisitions. Our management believes that the supermarket industry in North America is fragmented and that there may be opportunities to make other acquisitions that would enhance our long-term growth. Our criteria for considering acquisition targets include, but are not limited to, strong market share and the potential for improving operating cash flow margin. These criteria are subject to review and modification from time to time. We cannot assure you that we will complete any such acquisition or that, if completed, the business acquired will make any contribution to our long-term growth.

                            THE SELLING STOCKHOLDERS

     All of the shares of common stock are being sold by the selling stockholders of the Company identified in the following table (including the footnotes). The table (including the footnotes) also sets forth information regarding the beneficial ownership of our outstanding common stock as of October 13, 1998 for each of the selling stockholders. Except as indicated by the notes to the following table, the holders listed below have sole voting power and investment power over the shares beneficially held by them. The address of SSI Associates, L.P., KKR Partners II, L.P., KKR Associates, L.P., SSI Equity Associates, L.P. and SSI Partners, L.P. is 9 West 57th Street, New York, New York 10019.

                                               NUMBER OF                        NUMBER OF
                                               SHARES(1)     PERCENTAGE(3)    SHARES OFFERED
                                               ----------    -------------    --------------
KKR Associates, L.P.(1)......................  81,352,329        16.7           17,014,690
SSI Equity Associates, L.P.(2)...............  18,376,851         3.6            2,985,310

---------------
(1) The shares are owned by KKR Associates, L.P. ("KKR Associates") and two limited partnerships, SSI Associates, L.P. ("SSI Associates") and KKR Partners II, L.P. (the "Common Stock Partnerships"). KKR Associates is the general partner of each of the Common Stock Partnerships. KKR Associates, in its capacity as general partner, may be deemed to beneficially own shares that are owned of record by the Common Stock Partnerships. James H. Greene, Jr., Henry R. Kravis, Robert I. MacDonnell, George R. Roberts, Edward A. Gilhuly, Perry Golkin, Michael W. Michelson, Paul E. Raether, Clifton S. Robbins, Scott Stuart and Michael T. Tokarz are the general partners of KKR Associates. In their capacity as general partners, they may be deemed to share beneficial ownership of any shares beneficially owned by KKR Associates, but disclaim any such beneficial ownership. Messrs. Greene, Kravis, MacDonnell, and Roberts are members of Safeway's Board of Directors. The shares offered include 16,068,032 shares being offered by SSI Associates and 946,658 shares being offered by KKR Partners II, L.P.

(2) SSI Equity Associates, L.P. ("SSI Equity Associates") is a Delaware limited partnership, the sole general partner of which is SSI Partners, L.P., a Delaware limited partnership ("SSI Partners"). SSI Partners in its capacity as general partner, may be deemed to own any shares beneficially owned by SSI Equity Associates. Messrs. Kravis, MacDonnell, Raether and Roberts, as general partners of SSI Partners, may be deemed to share beneficial ownership of any shares beneficially owned by SSI Partners, but disclaim any such beneficial ownership. Messrs. Kravis, MacDonnell and Roberts are members of Safeway's Board of Directors. All 18,376,851 shares shown as beneficially owned by SSI Equity Associates represent shares of common stock issuable upon exercise of warrants to purchase common stock. In connection with the offering of shares pursuant to this prospectus, SSI Equity Associates may sell warrants to purchase 2,985,310 shares of common stock. Assuming that SSI Equity Associates sells all 2,985,310 shares, SSI Equity Associates also will transfer to Safeway for cancellation warrants to purchase 5,421,881 shares of common stock, such warrants representing the pro rata portion of the warrants that are attributable to the limited partnership interests held by Safeway. Assuming that SSI Equity Associates sells all 2,985,310 shares listed above, SSI Equity Associates will hold warrants to purchase 9,969,660 shares of common stock (of which 6,429,533 shares will be attributable to limited partnership interests held by Safeway).

(3) Based on 486.2 million shares outstanding at October 13, 1998. For purposes of calculating the percentage of shares owned by SSI Equity Associates, we have assumed that SSI Equity Associates has exercised all of the warrants.

     Assuming that the Common Stock Partnerships sell all 17,014,690 shares listed above, the Common Stock Partnerships and KKR Associates will own 64,337,639 shares of common stock, which will represent approximately 13.2% of our outstanding common stock (based on the shares outstanding at October 13, 1998). The Common Stock Partnerships, KKR Associates, and their general partners will continue to be able to exercise influence over Safeway through their representatives, consisting of four of eight members of the Board of Directors, and to the extent of their voting power with respect to the election of directors and actions requiring stockholder approval.

     SSI Associates made its investment in Safeway in 1986. The limited partnership agreement pursuant to which SSI Associates was organized will, by its terms, expire on December 31, 1998 unless amended by all of the limited partners to extend the term beyond such date. There can be no assurance that KKR Associates, the general partner of SSI Associates, will seek such amendments, or, if sought, that such amendments will be approved by the limited partners. If such partnership agreement expires, the limited partnership will dissolve. In the event of the dissolution and winding up of SSI Associates, KKR Associates will have sole discretion regarding the timing (which may be one or more years after the expiration of the partnership agreement) and manner of the disposition of any of our common stock held by such partnership, including public or private sales of such common stock, the distribution of such common stock to the limited partners of SSI Associates, or a combination of the foregoing. KKR Associates will own directly approximately 48 million of the 64.3 million shares referenced above, following the offerings. Such partnership is not subject to the termination provisions applicable to SSI Associates.

     Safeway, the Common Stock Partnerships, SSI Equity Associates and certain other parties entered into an agreement dated as of November 25, 1986 (the "Registration Agreement"), a copy of which is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part, pursuant to which we agreed to register the offer and sale of shares of common stock held by such parties, including the shares of common stock offered hereby, under the Securities Act, and such parties and we agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act in connection with the sale of the shares pursuant to the Registration Agreement. Pursuant to the Registration Agreement, the Common Stock Partnerships and SSI Equity Associates are required to pay the underwriting discounts and commissions and transfer taxes, if any, associated with the offerings, and we are required to pay substantially all expenses directly associated with the offering of shares hereby, including, without limitation, the cost of registering the shares offered hereby, including the applicable registration and filing fees, printing expenses, certain underwriting expenses and applicable expenses for legal counsel and accountants incurred by us or the Common Stock Partnerships and SSI Equity Associates.

     No predictions can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sales, will have on the market price of the common stock prevailing from time to time. Sales of substantial amounts of common stock (including shares issued upon the exercise of stock options or warrants), or the perception that such sales could occur, could adversely affect prevailing market prices for the common stock.

                   DESCRIPTION OF CAPITAL STOCK AND WARRANTS

GENERAL

     Pursuant to our Restated Certificate of Incorporation, as amended (the "Restated Certificate"), our authorized capital stock consists of 1,500,000,000 shares of common stock, par value $0.01 per share, and 25,000,000 shares of preferred stock, par value $0.01 per share. At October 13, 1998, Safeway had outstanding 486.2 million shares of common stock and no outstanding shares of preferred stock. All shares of common stock are fully paid and nonassessable.

COMMON STOCK

     Each holder of common stock is entitled to one vote for each share owned of record on all matters voted upon by stockholders, and a majority vote is required for all action to be taken by stockholders. In the event of a liquidation, dissolution or winding-up of Safeway, the holders of common stock are entitled to share equally and ratably in our assets, if any, remaining after the payment of all of our debts and liabilities and the liquidation preference of any outstanding preferred stock. The common stock has no preemptive rights, no cumulative voting rights and no redemption, sinking fund or conversion provisions.

     The Restated Certificate provides for a classified board of directors consisting of three classes as nearly equal in size as practicable. Each class will hold office until the third annual meeting for election of directors following the election of such class.

     Our By-laws provide for additional notice requirements for stockholder nominations and proposals at our annual or special meetings. At annual meetings, stockholders may submit nominations for directors or other proposals only upon written notice to us at least 50 days prior to the annual meeting.

     The common stock is listed on the New York Stock Exchange. The transfer agent and registrar for the common stock is First Chicago Trust Company of New York.

PREFERRED STOCK

     Our board of directors is authorized without further stockholder action, to divide any or all shares of the authorized preferred stock into series and to fix and determine the designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereon, of any series so established, including voting powers, dividend rights, liquidation preferences, redemption rights and conversion privileges. As of the date of this prospectus, the board of directors has not authorized any series of preferred stock and there are no plans, agreements or understandings for the issuance of any shares of preferred stock.

DIVIDENDS

     Holders of common stock are entitled to receive dividends if, as and when declared by the board of directors out of funds legally available therefor, subject to the dividend and liquidation rights of any preferred stock that may be issued and subject to certain limitations in our bank credit agreement.

WARRANTS

     Each holder of a warrant is entitled to purchase one share of common stock at an exercise price of $.50 per share. The warrants were issued in 1986 to SSI Equity Associates. There are currently outstanding warrants to purchase an aggregate of 18,376,851 shares of common stock, all of which are held by SSI Equity Associates. The warrants are exercisable until they expire on November 15, 2001. The exercise price of the warrants is subject to adjustment in the event we effect a stock dividend, subdivision of stock and certain other distributions described in the warrant. A copy of the warrant is filed as an exhibit to the registration statement of which this prospectus is a part and is incorporated herein by reference. The determination of when or whether to exercise the warrants is within the sole discretion of the general partner of SSI Equity Associates,

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

except under certain limited circumstances following the sale of common stock by the Common Stock Partnerships.

                                USE OF PROCEEDS

     The common stock is being sold by the selling stockholders for their own accounts, and we will not receive any of the proceeds from the sale of the selling stockholders' common stock or warrants other than $1,492,655 representing the exercise price of the warrants.

                              PLAN OF DISTRIBUTION

     The selling stockholders or their respective pledgees, donees, transferees or other successors in interest may offer shares of our common stock from time to time pursuant to this registration statement, depending on market conditions and other factors, in one or more transactions on the New York Stock Exchange or other national securities exchanges on which our common stock is traded, in the over the counter market or otherwise, at market prices prevailing at the time of sale, at negotiated prices or at fixed prices. SSI Equity Associates also may sell such shares through the sale and exercise of warrants. Sales of warrants may be made based on the market prices of the common stock prevailing at the time of sale (less the exercise price of 50 cents per share), at negotiated prices or at fixed prices. Common stock and warrants may be offered in any manner permitted by law, including through underwriters, licensed brokers, dealers or agents, and directly to one or more purchasers.

     Sales of common stock may involve:

     - sales to underwriters who will acquire shares of common stock for their own account and resell them in one or more transactions at fixed prices or at varying prices determined at time of sale;

     - block transactions in which the broker or dealer so engaged may sell shares as agent or principal;

     - purchases by a broker or dealer as principal who resells the shares for its account;

     - an exchange distribution in accordance with the rules of any such exchange;

     - ordinary brokerage transactions and transactions in which a broker solicits purchasers; and

     - privately negotiated sales, which may include sales directly to institutions.

     Sales of warrants may involve:

     - sales to underwriters who will acquire warrants for their own account, exercise the warrants and resell the shares of common stock issued upon exercise in one or more transactions at fixed prices or at varying prices determined at time of sale;

     - block transactions in which the broker or dealer so engaged may acquire the warrants, exercise the warrants and sell shares of common stock issued upon exercise as agent or principal;

     - purchases by a broker or dealer as principal who exercises the warrants and sells the shares of common stock issued upon exercise for its account;

     - an exchange distribution in accordance with the rules of any such exchange;

     - ordinary brokerage transactions and transactions in which a broker solicits purchasers; and

     - privately negotiated sales, which may include sales directly to institutions.

     Brokers and dealers will receive customary compensation in the form of underwriting discounts, concessions or commissions from the selling stockholders and/or purchasers of our common stock in respect of transactions described above (other than privately negotiated sales). The selling stockholders and any broker or dealer that participates in the distribution of common stock and warrants may be deemed to be underwriters and any commissions received by them and any profit on the resale of our common stock positioned by a broker or dealer may be deemed to be underwriting discounts and commissions under the Securities Act. In the event the selling stockholders engage an underwriter in connection with the sale of our common stock or warrants, to the extent required, a prospectus supplement will be distributed, which will set forth the number of shares of common stock and warrants being offered and the terms of the offering, including the names of the underwriters, any discounts, commissions and other items constituting compensation to underwriters, dealers or agents, the public offering price and any discounts, commissions or concessions allowed or reallowed or paid by underwriters to dealers.

     In addition, the selling stockholders may, from time to time, sell shares in transactions under Rule 144 promulgated under the Securities Act.

     Certain of the underwriters, brokers, dealers or agents and their associates may engage in transactions with and perform other services for Safeway in the ordinary course of their business.

                                 LEGAL MATTERS

     Latham & Watkins of San Francisco, California, will issue an opinion about certain legal matters with respect to the common stock and warrants for Safeway. Certain partners of Latham & Watkins, members of their families, related persons and others, have an indirect interest, through limited partnerships, in less than 1% of our common stock. These persons do not have the power to vote or dispose of such shares of common stock. Any underwriters will be advised about the other issues relating to any offering by their own legal counsel.

                                    EXPERTS

     Our consolidated financial statements as of January 3, 1998 and December 28, 1996 and for each of the three fiscal years in the period ended January 3, 1998, which are incorporated by reference herein from our Annual Report on Form 10-K for the year ended January 3, 1998, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is also incorporated by reference herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

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